Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 19, 2016. Common/Preferred shareholders voted as indicated below:



PIMCO New York Municipal Income Fund III
                                                                    Withheld
                                                     Affirmative   Authority
Re-election of James A. Jacobson*-Class II to serve until
the annual meeting held during the 2019 fiscal year      1,141         12
Re-election of Bradford K. Gallagher-Class II to serve
until the annual Meeting held during the 2019 fiscal year 4,799,665  388,368

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, William B. Ogden, IV, Alan Rappaport, John C. Maney and Craig A. Dawson and Ms. Deborah A. DeCotis continued to serve as Trustees of the Fund.

*Preferred Share Trustee